Exhibit 99.38

Hifyre Achieves Milestone of 100,000 Members in the Spark Perks Program

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

HAMILTON, ON, May 11, 2020 /CNW/ - Fire & Flower Holdings Corp. ( “FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF OTCQX: FFLWF), and its indirect wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced that the Spark Perks™ member program has achieved the milestone of 100,000 enrolled members across the Fire & Flower retail network.

Spark Perks (TM) (C) 2020 Hifyre Inc. (CNW Group/Fire & Flower Holdings Corp.)

Spark Perks offers its members access to services including Spark Fastlane™ “click-and-collect”, curbside pickup and the Rapid Delivery™ home delivery service in jurisdictions where these programs are permitted. In addition, member benefits include exclusive discounts, member-only content and access to invite-only events.

On average, Spark Perks members spend 37% more per transaction than non-members and have purchased from Fire & Flower an average of 2.5 times in the past seven weeks. More than 50% of all Fire & Flower transactions are from Spark Perks members.

Sparks Perks continues to be a competitive advantage for Fire & Flower and since the onset of the COVID-19 public health crisis beginning in March 2020, more than 20,000 members have enrolled in the program.

“The Hifyre platform continues to be a competitive advantage for Fire & Flower in cannabis retailing. Engaged customers, repeat purchasing and higher than average transaction values are key in building our Retail Platform revenue stream,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “As consumer behaviours and preferences change towards increased digital engagement, Fire & Flower is well positioned to maximize market opportunities.”

“Since the acquisition by Fire & Flower, Hifyre has rapidly commercialized best-in-class retail technology and is a leader in delivering this technology to the adult-use cannabis industry,” shared Matthew Hollingshead, President of Hifyre. “Through our strategic agreement with COVA Software Solutions announced earlier this year, Hifyre will continue to commercialize these technologies across Canada and internationally.”

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that include the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

In July of 2018, Fire & Flower completed the acquisition of Hifyre, the digital product studio responsible for developing the industry-first regulated cannabis e-commerce platform for Mettrum Health Corp. (now Canopy Growth Corporation’s Spectrum Cannabis).

Hifyre has worked in the legal cannabis industry for the last 7 years providing progressive custom digital solutions and services that create accelerated growth and operational savings. Hifyre’s products and consulting services have helped generate hundreds of millions of dollars in corporate value for its partners.

To learn more about Hifyre, visit www.hifyreretail.com.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 11-MAY-20